Exhibit 99.71

Cybin Announces Senior Management Changes to Lead Buildout of Development and Clinical Capabilities in the United States and Europe

TORONTO--(BUSINESS WIRE)--March 30, 2021--Cybin Inc. (NEO:CYBN)

(OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced key senior management changes to lead the buildout of its development and clinical operations in the United States and Europe. Effective immediately, Alexander Belser, PhD, will serve as Chief Clinical Officer, and Aaron Bartlone will serve as Chief Operating Officer of Cybin US Holdings Inc. The Company also announced that co-founder and former Chief Operating Officer, Paul Glavine will assume the role of Chief Growth Officer of Cybin Inc., and co-founder and former SVP, Business Development, John Kanakis will assume the role of Chief Business Officer.

"We are committed to building our presence both in the United States and in Europe to advance our mission of improving mental healthcare through therapeutic development programs and innovative drug delivery systems. These appointments will serve to strengthen our development and clinical operations globally and solidify Cybin's position within the industry. Alex and Aaron bring deep clinical, commercial and regulatory expertise that will serve to broaden our management and scientific leadership teams. We look forward to their contributions as we pursue increased visibility across these additional markets," stated Doug Drysdale, Chief Executive Officer.

"Paul and John's extensive entrepreneurial experience was instrumental in shaping the initial formation of Cybin and the company's subsequent emergence as a leader within the psychedelics space. Their deep commitment to Cybin's mission will continue as they assume these new roles and will allow them to further accelerate business development and investor awareness initiatives. We believe these appointments are an important step in taking Cybin to the next level," concluded Drysdale.

Mr. Bartlone is an accomplished biopharmaceutical executive with a proven track record across numerous therapeutic and functional areas, including quality assurance, regulatory affairs, product development, compliance, and commercial operations. Prior to joining Cybin, Mr. Bartlone was President & Managing Director at AB Dynamix LLC, where he was responsible for developing customized and innovative quality management systems, regulatory strategies, and supply chains for developing pharmaceutical, biotechnology, and medical device companies. Previously, Mr. Bartlone held positions of increasing responsibility at UCB Inc., a global pharmaceutical company, including Commercial President and Chief Quality, Patient Safety, Health Safety & Environment & Risk Officer. Mr. Bartlone has developed global teams of over 1,000 colleagues in 50 countries and has successfully driven over 25 small and large molecular therapies and drug-device combination products to the global marketplace. Mr. Bartlone has also held various director-level research, quality, regulatory, and managerial positions at Eli Lilly. Mr. Bartlone has a Bachelor of Science in Chemistry from Youngstown State University and a Master of Science in Analytical Chemistry from the University of Notre Dame.

Dr. Alexander Belser is a well-known leader in the field of psychedelic research, having served as an investigator on clinical trials of psilocybin and MDMA to treat depression, anxiety, substance use, obsessive-compulsive disorder ("OCD"), post-traumatic stress disorder ("PTSD"), and end-of-life distress at New York University and Yale University. Dr. Belser previously served as Chief Clinical Officer at Adelia Therapeutics, where he directed the clinical program investigating tryptamines and phenethylamines for a variety of treatment indications. Dr. Belser is the founding President of Nautilus Sanctuary, the first non-profit center for psychedelic medicine in the eastern United States. Dr. Belser has taught widely on the topic of psychedelic medicine, having authored a dozen peer-reviewed publications and given over fifty lectures, presentations, and Grand Rounds on psychedelic topics. As a Clinical Research Fellow and Co- Investigator at Yale University, Dr. Belser investigated psychedelic treatments for major depression and for OCD. Dr. Belser has worked as a therapist on studies of MDMA-assisted psychotherapy for the treatment of severe PTSD. Dr. Belser trained at Bellevue Hospital, Mount Sinai Beth Israel Hospital, and New York Psychiatric Institute at Columbia University. Dr. Belser has also received extensive training in psychedelic psychotherapy from recognized senior teachers. Dr. Belser has Bachelor of Arts degrees in English and Government from Georgetown University, a Master of Arts in Philosophy from Cambridge University, and a PhD in Counseling Psychology from New York University.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the development of the Company's operations and presence in the United States and Europe and the Company's advancement of therapeutic development programs and innovative drug delivery systems. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Contacts:

John Kanakis

Cybin Inc.

John@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com